Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report Regarding Appointment of an Executive Officer

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Gil Kotler

ID Number: 024673261

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. Date of Birth: April 10, 1966

3. The Position: Senior Executive Vice President and Chief Financial Officer.

4. Starting Date: October 1, 2012.

5. Previous Position: Chief Strategic Officer in Wholly-Owned Subsidiary.

6. Holdings in Company:

Type of Security	Amount of Holdings	Percentage Holding		Percentage Holding (Fully Diluted)
		Share Capital	Voting	Share Capital	Voting
Common Shares	25,566	0.02	0.02	0.12	0.12
Non-Registered Options	175,000	—	—	—	—

Officer does not hold any securities of a subsidiary or other company related to the Company.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.